UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A
(Amendment No. 1)

(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 27, 2003

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period __________ to ___________

Commission File Number 333-13302

A. Full title of the Plan: PROFIT-SHARING AND RETIREMENT PLAN OF KASH N' KARRY FOOD STORES, INC.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Etablissements Delhaize Frères et Cie "Le Lion" (Groupe Delhaize)
Rue Osseghem 53
B-1080 Brussels, Belgium

Explanatory Note

This amendment is being filed to revise the report of the independent registered public accounting firm to only make reference to their audit having been conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Profit-Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc.

Financial Statements as of December 27, 2003 and December 14, 2002, and for the Year Ended December 27, 2003, Supplemental Schedule as of December 27, 2003, and Report of Independent Registered Public Accounting Firm

PROFIT-SHARING AND RETIREMENT PLAN OF KASH N' KARRY FOOD STORES, INC.

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.130-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
1100 Carillon Building
227 West Trade Street
Charlotte, NC 28202
USA

Tel: 1+ 704 887 1500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of and Participants in
Profit-Sharing and Retirement Plan of
Kash n' Karry Food Stores, Inc.:

We have audited the accompanying statements of net assets available for benefits of Profit-Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc. (the "Plan") as of December 27, 2003 and December 14, 2002, and the related statement of changes in net assets available for benefits for the year ended December 27, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 27, 2003 and December 14, 2002, and the changes in net assets available for benefits for the year ended December 27, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements, and in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 23, 2004

PROFIT-SHARING AND RETIREMENT PLAN OF KASH N' KARRY FOOD STORES, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 27, 2003 AND DECEMBER 14, 2002

	2003	2002
ASSETS:		
Plan investment in Master Trust:		
Participant-directed investments	$ 71,308,801	$ 55,904,274
Participant loans	8,432,515	7,355,509
Total plan investment in Master Trust	79,741,316	63,259,783
Receivables:		
Employer's contributions	3,917,599	6,299,612
Participants' contributions	84,273	48,131
Total receivables	4,001,872	6,347,743
NET ASSETS AVAILABLE FOR BENEFITS	$ 83,743,188	$ 69,607,526

See notes to financial statements.

PROFIT-SHARING AND RETIREMENT PLAN OF KASH N' KARRY FOOD STORES, INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 27, 2003

ADDITIONS:	
Contributions:	
Employer's	$ 5,018,377
Participants'	2,036,655
Participants' rollovers	116,177
Total contributions	7,171,209
Plan interest in Master Trust net investment income	12,988,547
Total additions	20,159,756
DEDUCTIONS:	
Benefits paid to participants	(5,930,566)
Administrative expenses	(93,528)
Total deductions	(6,024,094)
NET INCREASE	14,135,662
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	69,607,526
End of year	$ 83,743,188

See notes to financial statements.

PROFIT-SHARING AND RETIREMENT PLAN OF KASH N' KARRY FOOD STORES, INC.

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 27, 2003 AND DECEMBER 14, 2002, AND YEAR ENDED DECEMBER 27, 2003

1. DESCRIPTION OF THE PLAN

The following description of the Profit-Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc. (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General—The Plan is sponsored by Kash n' Karry Food Stores, Inc. (the "Company"), a wholly owned subsidiary of Delhaize America, Inc. The Plan is a defined contribution plan. A committee appointed by the Board of Directors of the Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility—All officers and employees of the Company who have completed 1,000 hours of service without a subsequent break in service are eligible to participate in the profit-sharing portion of the Plan. The Plan allows eligible employees to contribute a portion of their compensation to the Plan on a pre-tax basis as allowable under Internal Revenue Code ("IRC") Section 401(k). This provision of the Plan is referred to as the associates savings portion of the Plan. All employees of the Company become participants in the associates savings portion of the Plan when they have completed 500 hours of service in a 12-month period ending on the last calendar day of the month.

Fiscal Year—The Plan's fiscal year coincides with the date of the Company's final payroll period of each calendar year.

Contributions—Each year, participants may contribute, on a pretax basis, up to 50 percent (15 percent prior to April 1, 2003) of their annual compensation, as defined in the Plan, to the associates savings portion of the Plan, subject to certain IRC limitations. The Company makes a safe harbor matching contribution equal to 100 percent of associate savings contribution on the first 3 percent of base compensation and 50 percent of the associate savings contribution on the next 2 percent that a participant contributes to the Plan through salary-reduction contributions. The Company makes a discretionary retirement contribution of 3 percent of compensation for each eligible participant. In addition, the Company may make an additional retirement contribution of up to 2 percent depending on the financial performance of the Company during the plan year. For 2003, such contribution was 3 percent of participants' eligible compensation and totaled $3,867,020. The contribution is generally paid in the first quarter of the following year. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, the Company's match to participants' contributions, allocations of Company profit-sharing contributions and plan earnings, and charged with benefit payments and allocations of plan losses and administrative expenses.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Master Trust—The Plan's investment assets are held in a trust account at AMVESCAP National Trust Company (the "Trustee") and consist of an undivided interest in an investment account of the Food Lion, Inc. Master Trust (the "Master Trust"), a master trust established by Delhaize America, Inc. and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the Profit-Sharing and Retirement Plan of Food Lion, LLC ("Food Lion Plan") for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net income or loss of the investment account to the participating plans. The net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common trust fund, the Delhaize Group American Depository Shares Fund and the INVESCO Stable Value Fund as investment options for participants.

The Delhaize Group American Depository Shares Fund invests primarily in money market instruments and American Depository Receipts ("ADRs") representing the ordinary shares of Etablissements Delhaize Fréres et Cie "Le Lion" S.A. ("Delhaize Group"), the parent company of the Company. A participant may not direct more than 50 percent of his or her account to be invested in this fund. The INVESCO Stable Value Fund is a separately managed account, which invests primarily in guaranteed investment contracts. The crediting interest rates of the guaranteed investment contracts range from 3.98 percent to 6.99 percent at December 27, 2003 and December 14, 2002.

Vesting—Participants are vested immediately in their contributions to the associates savings portion of the Plan and the Company's safe harbor matching contributions, plus actual earnings thereon. Vesting in the Company's profit-sharing portion of their accounts is based on years of service, as defined in the Plan. A participant is 100 percent vested in the Company's profit-sharing portion after five years of service. Forfeited balances of terminated participants may be used to reduce Company contributions, pay plan expenses, or may be allocated among eligible participants in accordance with the provisions of the Plan.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator. Effective June 1, 2003, participants may have up to two loans outstanding at any time. Only one loan was permitted to be outstanding prior to June 1, 2003. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Under certain circumstances as discussed in the plan document, monthly, quarterly, semiannual or annual cash installments are also available.

Forfeited Accounts—At December 27, 2003 and December 14, 2002, forfeited nonvested accounts totaled $1,142,534 and $1,040,177, respectively. These accounts have been used to reduce employer contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Risks and Uncertainties—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's interest in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. In instances wherein quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in fair market value of investments for such investments.

Administrative Expenses—Certain administrative expenses of the Plan, such as legal and accounting fees, are generally paid by the Company while other administrative expenses are paid by the Plan.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Reclassifications—Certain 2002 amounts have been reclassified to conform to the 2003 presentation.

3. INTEREST IN MASTER TRUST

The investments of the Master Trust at December 27, 2003 and December 14, 2002 are summarized as follows:

	2003	2002
Investments—at fair value:		
Mutual funds:		
The Growth Fund of America	$ 6,776,315	$ 1,396,331
Franklin Small-Mid Cap Growth Fund	43,347,399	32,139,718
PIMCO Total Return Class Admin	15,313,487	14,989,326
MFS Total Return Fund Class A	49,189,872	46,374,203
Franklin Small Cap Growth Fund II	9,091,396	1,143,267
Janus Worldwide Fund	31,112,900	25,202,316
AIM Select Equity Fund	4,731,675	3,041,476
INVESCO Dynamics Fund	7,909,158	4,244,605
Excelsior Value and Restructuring Fund	70,172,019	47,916,940
INVESCO Stable Value Fund	383,421,794	389,549,709
Delhaize Group American Depository Shares Fund	59,974,538	21,786,648
Common trust fund—IRT 500 Index Fund	17,332,053	13,294,995
Participant loans	74,530,744	69,325,646
	$772,903,350	$670,405,180
Plan's interest in net assets of Master Trust	$ 79,741,316	$ 63,259,783
Plan's interest in Master Trust as a percentage of the total	10 %	9 %

The net investment income of the Master Trust for the year ended December 27, 2003 is summarized below:

Dividend and interest income	$ 6,768,725
Net appreciation in fair value of investments:	
Mutual funds	49,019,851
Common trust fund	3,528,520
ADRs held by Delhaize Group American Depository Shares Fund	36,949,132
Guaranteed investment contracts held by INVESCO Stable Value Fund	17,315,886
Net appreciation in fair value of investments	106,813,389
Net investment income of Master Trust	$ 113,582,114

4. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by INVESCO, an affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 27, 2003 and December 14, 2002, the Plan held 482,645 and 485,453 units, respectively, of the Delhaize Group American Depository Shares Fund, with a cost basis of $4,758,099 and $4,834,855, respectively.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 21, 2004 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL DATA

PROFIT-SHARING AND RETIREMENT PLAN OF KASH N' KARRY FOOD STORES, INC.

FORM 5500, SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 27, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Various participants	Participant loans (maturing 2004 to 2013 at interest rates of 5% to 11.75%)	**	$ 8,432,515

* Permitted party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Benefit Plan Committee authorized by the Board of Directors of Delhaize America, Inc. has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salisbury, State of North Carolina, on July 26, 2004.

PROFIT-SHARING AND RETIREMENT PLAN
OF KASH N' KARRY FOOD STORES, INC.

By: Pat Fulcher
Name: Pat Fulcher
Member of the Benefit Plan Committee

EXHIBITS

The following Exhibit is being filed with this Annual Report on Form 11-K:

Exhibit Number	Exhibit
23	Consent of Independent Accountants, Deloitte & Touche LLP

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-59686 of Etablissements Delhaize Freres et Cie "Le Lion" S.A. on Form S-8 of our report dated June 23, 2004, appearing in this Annual Report on Form 11-K/A of the Profit Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc. for the year ended December 27, 2003.

Deloitte & Touche LLP

Charlotte, North Carolina
July 22, 2004